                                                                    Exhibit 99.1

AMDOCS LIMITED REPORTS SEQUENTIAL GROWTH IN THIRD QUARTER AND EXCEEDS GUIDANCE

Key highlights:

      -     Revenue of $377.2 million, exceeding guidance of $360-$370 million

      -     Sequential revenue growth of 6.2%

      -     Diluted GAAP EPS of $0.21, proforma EPS of $0.23

      - Major progress with Tier One carriers, including Bell Canada and Sprint PCS

      -     Gaining momentum in a difficult market

      - Fourth quarter fiscal 2003 guidance: Expected revenue of $410 million and proforma EPS of $0.23. Diluted GAAP EPS results expected to be approximately $0.02 less than proforma EPS.


St. Louis, MO - July 23, 2003 - Amdocs Limited (NYSE: DOX) today reported that for the third quarter ended June 30, 2003, revenue was $377.2 million, representing sequential growth of 6.2% and a decrease of less than 1.0% from last year's third quarter. Excluding acquisition-related costs and related tax effects, net income increased sequentially by $2.0 million to $50.8 million, or $0.23 per diluted share, and increased by $6.1 million, or 13.6%, when compared to net income of $44.7 million, or $0.20 per diluted share, in the third quarter of fiscal 2002. The Company's GAAP net income, which includes acquisition-related charges for amortization of purchased intangible assets and related tax effects, and, for the third quarter of fiscal 2002 only, the acquisition-related charges for amortization of goodwill, was $47.4 million, or $0.21 per diluted share, compared to net loss of $26.9 million, or $0.12 per diluted share, in the third quarter of fiscal 2002.

Dov Baharav, Chief Executive Officer of Amdocs Management Limited, said, "Despite continued softness in the market, we achieved very good results this quarter. A key event this quarter was the expansion of our relationship with Bell Canada, including our purchase of their ownership interest in Certen. As a result, beginning in July 2003, Amdocs has a comprehensive outsourcing agreement through the year 2010. The Bell Canada project reinforces our unique ability to effectively deliver large-scale managed services, as well as system modernization and consolidation to Tier One communications providers. Another major achievement is the very significant expansion of our relationship with Sprint PCS. We will be migrating all Sprint PCS customers to the Amdocs system. Looking at the overall market, while there are some initial signs of stability, we continue to encounter delays in commitments from customers. However, we are confident that the telecom market can and will ultimately recover, enabling renewed sustainable growth for Amdocs."

SALES HIGHLIGHTS

During the third quarter, our new business included the following seven new key wins:

      - Amdocs was chosen by Sprint PCS to migrate its more than 18 million wireless customers onto the Amdocs convergent billing and CRM platform.

      - Continuing Amdocs momentum in the Vodafone Group of companies, Vodafone Hungary selected Amdocs. Amdocs will implement Amdocs Enabler together with provisioning, resource management, accounts receivable, collection and bill formatter, to support the full end-to-end billing process.

      - Two of the leading communications service providers in North America selected Amdocs eCare product. Amdocs eCare facilitates fully automated self-care, as well as electronic bill presentment and payment.

      - A leading North American directory publisher selected new products and services from Amdocs to support Web-enabled customer relationship management capabilities.

      - A major North American carrier selected Amdocs Partner Relationship Management (PRM) product for support of content partnerships.

      - A major mobile operator in Latin America will upgrade its existing Amdocs billing platform with Amdocs Enabler together with additional pre-integrated modules, for full end-to-end convergent support for voice and data services across multiple networks and operations.


OPERATING AND FINANCIAL HIGHLIGHTS

During the third quarter:

      -     Amdocs announced the release of Amdocs Enabler version 5.0. Version
            5.0 includes out-of-the-box integration with Amdocs ClarifyCRM, advanced online charging capabilities, and support for multi-market or multinational operations on a single platform. Amdocs Enabler won the Best New Billing Product award at the Telestrategies Billing World conference held in Florida in June.

      - Amdocs announced the release of Amdocs ClarifyCRM 12, the latest version of its CRM software. Version 12.0 includes out of the box integration with Amdocs Enabler, advanced user interface technology incorporating support for browser-based access, and new functionality designed to transform the high-volume call center into a more efficient and effective, multi-channel customer contact center.

      - Amdocs completed the full-scale deployment of its customer care and billing platform at Nextel, recently referenced by Nextel as a significant contributor to their success.

      - T-Mobile USA implemented Amdocs Enabler, achieving the flexibility needed to enable convergent support for data, content, commerce and voice.

      - mobilkom austria implemented Amdocs Enabler, allowing mobilkom austria to quickly introduce innovative new services, such as multimedia messaging, to the market.

      - COSMOTE, the dominant mobile provider in Greece, has successfully deployed the Amdocs Partner Relationship Management (PRM) product, to manage the entire lifecycle of content and inter-carrier partnerships, and the Amdocs Collections module, for full automation of COSMOTE's collection processes.

      - Wind Telecomunicazioni SpA, the leading Italian telecommunications provider of convergent fixed-line, mobile and Internet services, completed the successful rollout of Amdocs ClarifyCRM.

      - Free cash flow, defined as cash flow from operations less net capital expenditures and payments on capital leases, was $67 million in the quarter.


Effective October 1, 2002, Amdocs adopted Statement of Financial Accounting Standards No. 142 and therefore no longer amortizes goodwill resulting from acquisitions. Adjusting prior year's as-reported results to eliminate the effects of $50.5 million of goodwill amortization and related tax recorded in the third quarter of fiscal 2002 would have resulted in operating income, net income and earnings per diluted share of $53.6 million, $23.6 million and $0.11, respectively.

FINANCIAL OUTLOOK

Amdocs expects that revenue for the fourth quarter ending September 30, 2003, will be approximately $410 million. Proforma earnings per share for the quarter are expected to be approximately $0.23, excluding acquisition-related costs and related tax effects. Diluted GAAP earnings per share, including acquisition-related costs and related tax effects, for the quarter are expected to be approximately $0.02 less than proforma EPS.

Amdocs will host a conference call on July 23, 2003 at 5 p.m. Eastern Daylight Time to discuss the Company's third quarter results. The call will be carried live on the Internet via www.vcall.com and the Amdocs website, www.amdocs.com.

ABOUT AMDOCS

Amdocs is the world's leading provider of billing and CRM. With a more than 20-year track record of delivery excellence, our products empower major communications operators around the globe. We enable rapid time-to-market for next generation voice, content, commerce and application services, while enhancing subscriber loyalty and lowering total cost of ownership. We offer our customers flexible modes of delivery -- products, solutions and outsourcing. For more information, visit our web site at www.amdocs.com

CAUTIONARY STATEMENTS

Investors are cautioned that this press release contains proforma information that is not prepared in accordance with GAAP. Investors should not construe the proforma financial measures as being superior to GAAP. The Company's management uses proforma financial information in its internal analysis because it enables the management to consistently analyze the critical components and results of operations and to have a meaningful comparison to prior periods. The Company's management believes that such measures provide useful information to investors for meaningful comparison to prior periods and analysis of the critical components and results of operations.

This press release includes information that constitutes forward-looking statements made pursuant to the safe harbor provision of the Private Securities Litigation Reform Act of 1995, including statements about Amdocs' growth and business results in future quarters. Although we believe the expectations reflected in such forward-looking statements are based upon reasonable assumptions, we can give no assurance that our expectations will be obtained or that any deviations will not be material. Such statements involve risks and uncertainties that may cause future results to differ from those anticipated. These risks include, but are not limited to, the effects of general economic conditions, Amdocs' ability to grow in the mobile, wireline and IP business segments, adverse effects of market competition, rapid technological shifts that may render the Company's products and services obsolete, potential loss of a major customer, our ability to develop long-term relationships with our customers, and risks associated with operating businesses in the international market. These and other risks are discussed at greater length in the Company's filings with the Securities and Exchange Commission, including in our Annual Report on Form 20-F, filed on March 24, 2003, and our Form 6-K, filed on May 15, 2003.

CONTACT:

Thomas G. O'Brien
Treasurer and Vice President of Investor Relations
Amdocs Limited
314/212-8328
E-mail: dox_info@amdocs.com

                                 AMDOCS LIMITED

             PRO FORMA CONSOLIDATED STATEMENTS OF INCOME (UNAUDITED)

EXCLUDING RESTRUCTURING CHARGES, PURCHASED IN-PROCESS RESEARCH AND DEVELOPMENT, AMORTIZATION OF GOODWILL AND PURCHASED INTANGIBLE ASSETS AND RELATED TAX EFFECTS
                      (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                 THREE MONTHS ENDED                     NINE MONTHS ENDED
                                                       JUNE 30,                               JUNE 30,
                                            ----------------------------          ------------------------------
                                            2003 (1)            2002 (1)            2003 (2)            2002 (2)
                                            --------            --------            --------            --------
Revenue:
  License                                   $ 11,491          $   36,778          $   51,176          $  124,596
  Service                                    365,677             343,357           1,020,392           1,133,449
                                            --------          ----------          ----------          ----------
                                             377,168             380,135           1,071,568           1,258,045
Operating expenses:
  Cost of license                              1,455               1,189               4,137               4,257
  Cost of service                            230,323             231,648             646,389             710,799
  Research and development                    29,941              32,822              88,888              92,281
  Selling, general and administrative         50,943              55,411             153,644             170,213
                                            --------          ----------          ----------          ----------
                                             312,662             321,070             893,058             977,550
                                            --------          ----------          ----------          ----------
Operating income                              64,506              59,065             178,510             280,495
Interest income and other, net                 3,269               3,080              12,432               8,790
                                            --------          ----------          ----------          ----------
Income before income taxes                    67,775              62,145             190,942             289,285
Income taxes                                  16,945              17,401              47,737              81,000
                                            --------          ----------          ----------          ----------
Net income                                  $ 50,830          $   44,744          $  143,205          $  208,285
                                            ========          ==========          ==========          ==========
Diluted earnings per share                  $   0.23          $     0.20          $     0.65          $     0.93
                                            ========          ==========          ==========          ==========
Diluted weighted average number of
   shares outstanding                        220,792             221,615             218,953             223,968
                                            ========          ==========          ==========          ==========

(1) Excludes $0 and $51,142 for amortization of goodwill, $4,524 and $5,420 for amortization of purchased intangible assets, and tax effects related to the above of $(1,132) and $15,033 for the three months ended June 30, 2003 and 2002, respectively. Including the above items, income before income taxes was $63,251 and $5,583 and diluted earnings (loss) per share were $0.21 and $(0.12) for the three months ended June 30, 2003 and 2002, respectively.

(2) Excludes $0 and $153,414 for amortization of goodwill, $14,303 and $21,824 for amortization of purchased intangible assets, $0 and $17,400 for write-off of purchased in-process research and development related to the Clarify acquisition, $9,956 and $13,311 of restructuring charges related to the cost reduction measures and the consolidation of data centers, respectively, and tax effects related to the above of $(6,066) and $(1,589) for the nine months ended June 30, 2003 and 2002, respectively. Including the above items, income before income taxes was $166,683 and $83,336, and diluted earnings per share were $0.57 and $0.02 for the nine months ended June 30, 2003 and 2002, respectively.

                                 AMDOCS LIMITED

                CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)

                      (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                   THREE MONTHS ENDED                  NINE MONTHS ENDED
                                                        JUNE 30,                           JUNE 30,
                                              ----------------------------        ------------------------------
                                                 2003             2002(1)               2003             2002(1)

Revenue:
  License                                     $  11,491        $    36,778           $   51,176       $  124,596
  Service                                       365,677            343,357            1,020,392        1,133,449
                                              ---------        -----------           ----------       ----------
                                                377,168            380,135            1,071,568        1,258,045
Operating expenses:
  Cost of license                                 1,455              1,189                4,137            4,257
  Cost of service                               230,323            231,648              646,389          710,799
  Research and development                       29,941             32,822               88,888           92,281
  Selling, general and administrative            50,943             55,411              153,644          170,213
  Amortization of goodwill and
     purchased intangible assets                  4,524             56,562               14,303          175,238
  Restructuring charges and in-process
     research and development                      --                 --                  9,956           30,711
                                              ---------        -----------           ----------       ----------
                                                317,186            377,632              917,317        1,183,499
                                              ---------        -----------           ----------       ----------
Operating income                                 59,982              2,503              154,251           74,546
Interest income and other, net                    3,269              3,080               12,432            8,790
                                              ---------        -----------           ----------       ----------
Income before income taxes                       63,251              5,583              166,683           83,336
Income taxes                                     15,813             32,434               41,671           79,411
                                              ---------        -----------           ----------       ----------
Net income (loss)                             $  47,438        $   (26,851)          $  125,012       $    3,925
                                              =========        ===========           ==========       ==========
Basic earnings (loss) per share               $    0.22        $     (0.12)          $     0.58       $     0.02
                                              =========        ===========           ==========       ==========
Diluted earnings (loss) per share             $    0.21        $     (0.12)          $     0.57       $     0.02
                                              =========        ===========           ==========       ==========
Basic weighted average number of shares
   outstanding                                  215,938            220,245              215,786          221,979
                                              =========        ===========           ==========       ==========
Diluted weighted average number of
   shares outstanding                           220,792            220,245(2)           218,953          223,968
                                              =========        ===========           ==========       ==========

(1) Includes $51,142 and $153,414 of goodwill amortization and $(679) and $(2,038) related tax effects for the three months and nine months ended June 30, 2002, respectively. Net income and diluted earnings per share excluding these items (as if Statement of Financial Accounting Standards No. 142 had been implemented) for the three months and nine months ended June 30, 2002 would have been $23,612 and $155,301 and $0.11 and $0.69, respectively.

(2) Due to net loss, contingently issuable shares are excluded from the computation of diluted weighted average number of shares.

                                 AMDOCS LIMITED

                      CONDENSED CONSOLIDATED BALANCE SHEETS

                                 (IN THOUSANDS)


                                                                                AS OF
                                                                     ------------------------------
                                                                       JUNE 30,       SEPTEMBER 30,
                                                                         2003            2002
                                                                         ----            ----
                                                                     (UNAUDITED)
ASSETS
Current assets
   Cash, cash equivalents and short-term interest-bearing
     investments                                                     $1,288,717       $1,047,819
   Accounts receivable, net, including unbilled of $21,330 and
     $24,144, respectively                                              280,273          312,732
   Deferred income taxes and taxes receivable                            44,146           48,154
   Prepaid expenses and other current assets                             98,527           72,196
                                                                     ----------       ----------
    Total current assets                                              1,711,663        1,480,901

Equipment, vehicles and leasehold improvements, net                     148,907          160,902
Goodwill and other intangible assets, net                               724,619          750,530
Other noncurrent assets                                                 161,850          147,761
                                                                     ----------       ----------
Total assets                                                         $2,747,039       $2,540,094
                                                                     ==========       ==========


LIABILITIES AND SHAREHOLDERS' EQUITY

Current Liabilities

   Accounts payable and accruals                                     $  287,894       $  279,071
   Short-term portion of capital lease obligations                        7,873           10,347
   Convertible notes                                                    445,054             --
   Deferred revenue                                                     197,479          149,590
   Deferred income taxes and taxes payable                              111,300          103,315
                                                                     ----------       ----------
   Total current liabilities                                          1,049,600          542,323
Convertible notes and other noncurrent liabilities                      140,522          581,496
Shareholders' equity                                                  1,556,917        1,416,275
                                                                     ----------       ----------
Total liabilities and shareholders' equity                           $2,747,039       $2,540,094
                                                                     ==========       ==========




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